

June 17, 2013

Vincent L. Sandusky
President, Chief Executive Officer and Director
LIN Media LLC
One West Exchange Street, Suite 5A
Providence, Rhode Island 02903

>   **Re: LIN Media LLC**
>   **Amendment No. 2 to Registration Statement on Form S-4**
>   **Filed June 7, 2013**
>   **File No. 333-188297**

Dear Mr. Sandusky:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Exhibit 8.1

1. We note the executed tax opinion provided by Weil, Gotshal & Manges LLP as Exhibit 8.1 to the registration statement fails to identify the specific tax issue on which the opinion is based. Please note that counsel must opine on the tax consequences of the transactions, not the manner in which they are described in the prospectus. Refer to Section III.C.2 of Staff Legal Bulletin No. 19. Please appropriately revise the description of counsel's opinion contained in the first paragraph on page 85 and in the short-form opinion filed as Exhibit 8.1 and file an updated opinion with an amendment to the Form S-4.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Robert Shapiro, Staff Accountant, at (202) 551-3273, or Ivette Leon, Assistant Chief Accountant, at (202) 551-3810, if you have questions regarding comments on the financial statements and related matters. Please contact Reid Hooper, Attorney-Adviser, at (202) 551-3359, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me, at (202) 551-3810, with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

Cc: Via E-mail
        Glenn D. West
        Aaron J. Rigby
        P.J. Himelfarb